

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046109

ebruary 28, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2005

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to Dow Chemical by the Adrian Dominican Sisters, the Sisters of Charity of Saint Elizabeth, the Sisters of St. Joseph of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of the Blessed Virgin Mary, and the Sisters of St. Joseph of Carondelet, St. Louis Province. We also have received a letter on the proponents' behalf dated February 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adrian Dominican Sisters and co-proponents
c/o Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 4, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
22013-00029

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of the Adrian Dominican Sisters et al.; Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the Adrian Dominican Sisters and co-filed by the Sisters of Charity of Saint Elizabeth, the Sisters of Saint Joseph of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of the Blessed Virgin Mary, the Sisters of St. Joseph of Carondelet, St. Louis Province and the Sisters of Mercy, Regional Community of Detroit Charitable Trust (the "Proponents"). The Proposal requests that the Company's Board of Directors review and prepare a report to stockholders on the Company's "internal controls related to potential adverse impacts associated with genetically engineered organisms." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(3), because the Proposal is vague and indefinite, and pursuant to Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal requests that the Company "review and report to shareholders . . . on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms." The Proposal indicates that the report should specifically address:

- "adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing [genetically engineered] seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico."

ANALYSIS

I. The Proposal Is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal

Bulletin No. 14B (Sept. 15, 2004) and *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).[1]

We believe that the Proposal's reference to "internal controls" is vague and indefinite in a manner that violates the Rule 14a-9 prohibition on materially false and misleading statements. The Commission itself recently has stated that the term "internal controls" is vague and confusing. In Release No. 33-8138, Disclosure Required by Sections 404, 406 and 407 of the Sarbanes-Oxley Act of 2002 (Oct. 22, 2002), the Commission stated, "However, because there are a variety of different definitions of the term 'internal controls' and its meaning has changed over time, there continues to be confusion regarding the meaning and scope of the term."[2] The Staff consistently has concurred that this sort of ambiguity and confusion over the scope of a term used in a proposal makes the proposal impermissibly vague and indefinite and therefore justifies exclusion under Rule 14a-8(i)(3). For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company expense all stock options in accordance with FASB guidelines. The company there stated that, because FASB standards allowed for two different methods of expensing options, neither stockholders nor the company could determine which method the proposal addressed. Likewise, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform stockholders of what they would be voting on and the company on what actions would be needed to implement the proposal.

Just as with the proposals *Safescript Pharmacies* and *Kroger Co.*, a fundamental aspect of the Proposal is vague and indefinite due to the complexity of and the ambiguity surrounding the scope of the term "internal controls." The Staff concurred that the existence of two accounting standards for expensing options resulted in the reference to FASB accounting standards in *Safescript Pharmacies* being vague. With respect to the Proposal, there are at least

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[1] In Staff Legal Bulletin No. 14B, the Staff stated that certain other types of deficiencies in proposals should not be addressed through Rule 14a-8(i)(3), and accordingly we are not seeking to raise challenges of the type addressed in part B.4. of the Bulletin. However, Staff Legal Bulletin No. 14B recognized that a proposal can be challenged under Rule 14a-8(i)(3) to be excluded in its entirety if the language of the proposal or the supporting statement render the proposal vague and indefinite.

[2] See also, Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (June 5, 2003) (the "404 Adopting Release"), stating "As noted in the Proposing Release, there has been some confusion over the exact meaning and scope of the term 'internal control,' because the definition of the term has evolved over time."

three possible standards for internal controls: the standard set forth in the report of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"),[3] the standard set forth in the Statement on Auditing Standards No. 78 of the American Institute of Certified Public Accountants ("AICPA") (codified as AU §319 in the Codification of Statements on Auditing Standards),[4] which is derived from but different than the COSO definition,[5] and the definition of "internal control over financial reporting" set forth in Securities Exchange Act of 1934 Rules 13a-14(d) and 15d-14(d), which is alluded to in one of the "Whereas" clauses of the Proposal. In light of the uncertainty and confusion over the scope of the term "internal control" and the various definitions that exist for that term, shareholders considering the Proposal would not be able to understand or know with certainty what they would be voting on. Likewise, the Company would not know what actions would be necessary to implement the Proposal.[6] Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because in numerous respects the Proposal seeks information on the ordinary business operations of the Company. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the

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[3] See COSO, *Internal Control-Integrated Framework* (1992). The COSO Framework defined internal control as "a process, effected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives" in three categories--effectiveness and efficiency of operations; reliability of financial reporting; and compliance with applicable laws and regulations. COSO further stated that internal control consists of: the control environment, risk assessment, control activities, information and communication, and monitoring.

[4] Auditing Standards Board, AICPA, Statement on Auditing Standards No. 78, *Consideration of Internal Control in a Financial Statement Audit: An Amendment to Statement on Auditing Standards No. 55* (1995).

[5] In the 404 Adopting Release, the Commission addresses the fact that it had proposed a definition based on the AU §319 standard even though it ultimately determined to adopt a rule derived from the COSO definition: "Although we recognized that the AU §319 definition was derived from the COSO definition, our proposal referred to AU §319 because we thought that the former constituted a more formal and widely-accessible version of the definition than the latter."

[6] For the same reason, the Proposal is excludable under Rule 14a-8(i)(6), because the uncertainty over the scope of the term "internal controls" means that Company would not be able to implement the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992).

underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business operations: specifically, the design and operation of internal controls and an assessment of risks and liabilities incident to the Company's business activities.

A. The Proposal Is Excludable Because It Seeks a Report on the Company's Internal Controls.

The Proposal requests a report "on the company's internal controls" related to a particular aspect of the Company's business, and identifies specific topics to be discussed in the report. For example, the Proposal calls for the report to include disclosure of "possible impacts on all Dow seed product integrity" that might arise from genetically engineered organisms. By addressing the nature, adequacy and effectiveness of the Company's internal controls, the Proposal probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The design and operation of a company's internal controls is inherently and fundamentally a responsibility of management and requires assessments of detailed aspects of a company's operations that are too complex for stockholders to assess. As noted by the Commission in the 404 Adopting Release, "A key aspect of management's responsibility for the preparation of financial information is its responsibility to establish and maintain an internal control system."[7] The COSO Framework's definition of internal control makes clear that it is "a

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[7] Release No. 33-8138, Disclosure Required by Sections 404, 406 and 407 of the Sarbanes-Oxley Act of 2002 (Oct. 22, 2002), at note 107, citing American Institute of Certified Public Accountants (AICPA), Codification of Statements on Auditing Standards (AU) §319.53, *Internal Control in a Financial Statement Audit.*

process, effected by an entity's board of directors, management and other personnel...." Likewise, the Commission's definition of "internal control over financial reporting" reflects the fact that internal controls are "designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel." And in the Staff's Frequently Asked Questions on internal control over financial reporting, the Staff stated, "management has the ultimate responsibility for the assessment, documentation and testing of the registrant's internal controls over financial reporting."[8] Thus, the Proposal clearly relates to tasks that are "fundamental to management's ability to run a company on a day-to-day basis." The scope of detail that would be covered by the Proposal also demonstrates that the Proposal delves too deeply into complex issues, such that it is not a proper subject for stockholder action. As noted in the 404 Adopting Release, the scope of internal control "extends to policies, plans, procedures, processes, systems, activities, functions, projects, initiatives, and endeavors of all types at all levels of a company."[9]

While we are not aware of a precedent in which the Staff has considered whether a proposal seeking a report on internal controls is excludable under Rule 14a-8(i)(7), we believe the ability to exclude this proposal is substantiated by comparable proposals seeking a report on or disclosure of other internal accounting matters. For example, in *Rentrak Corp.* (avail. June 9, 1997), the Staff concurred that the company could exclude a proposal requesting that the company follow a specified process to establish guidelines for its auditing department, stating that the proposal related to ordinary business matters because it involved internal auditing policies. In *Otter Tail Corp.* (avail. Dec. 9, 2002), a proposal requesting the company to review and report on its accounting records regarding acquisitions was excludable under Rule 14a-8(i)(7) as involving a "review of the choice of accounting methods." In *Potomac Electric Power Company* (avail. Mar. 1, 1991), a proposal requesting the company to establish and provide disclosure on a "contingent liability account" was found to implicate ordinary business matters. In *Conseco, Inc.* (avail. Apr. 18, 2000), the Staff concurred that a proposal implicated ordinary business matters in requesting the development and enforcement of policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending. In *General Electric Co.* (avail. Jan. 21, 2003) the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting disclosure of a directory listing all of the company's businesses and the major investments, activities and risks of those businesses.

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[8] Office of the Chief Accountant, Division of Corporation Finance, *Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports* (revised Oct. 6, 2004), at Q&A 17.

[9] 404 Adopting Release, *supra* note 2, text following note 43.

Likewise, because of the similarity between the design and operation of a system of internal controls and that of a legal compliance program, we believe that past no-action letters concurring with the exclusion of proposals relating to legal compliance programs provide adequate precedent for exclusion of the Proposal. *See, e.g., Xcel Energy* (avail. Mar. 17, 2003) (proposal calling for independent investigation of company's "mistakes" excludable as addressing general conduct of a legal compliance program); *United HealthCare Corp.* (avail. Feb. 26, 1998) (proposal to form a committee to investigate potential healthcare fraud excludable).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Risks and Liabilities of Ordinary Company Operations.

The Proposal requests that the Company report on "internal controls related to potential adverse impacts associated with genetically engineered organisms" and states that the report should specifically address "the adequacy of current post-marketing monitoring systems," "possible impact on all Dow seed product integrity" and "the effectiveness of established risk management processes." Significantly, the Proposal is not focused on the implications of the Company's use, production or sale of genetically engineered products, but instead on possible effects of all genetically engineered organisms on the Company's business, and the Company's internal controls to address those possible effects. Moreover, the Proposal does not address any significant policy issue regarding genetically engineered organisms, but instead implicates only the financial consequences, risks and liabilities incident to the Company's business activities. The Proposal's supporting statement explicitly acknowledges that this is the intent of the Proposal, stating, "Dow does not include *risks* associated with genetically engineered organisms in its *financial reporting*," and "Company directors and officers must proactively identify and assess trends or uncertainties that may *adversely impact their revenues*" (*emphasis added*). The Proposal further states that "[i]nvestors . . . are starting to scrutinize *other 'off-balance sheet' liabilities, such as risks associated with activities* harmful to human health and the environment." (*emphasis added*).

It is well established that a proposal seeking detailed information on a company's assessment of risks and liabilities does not raise a policy issue, but instead delves into the minutiae and details of the ordinary business operations. For example, in *The Mead Corporation* (avail. Jan. 31, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report describing the company's environmental "liability projection methodology" and an "assessment of major environmental risks, such as those created by climate change." The basis for the Staff's position, as stated in the Staff's response letter, was that the proposal related to the company's "liability methodology and evaluation of risk." Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. Because the Proposal focuses on the economic and financial implications of genetically engineered organisms on the Company's business, it too is excludable under this precedent. *See also Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002) (both allowing exclusion of stockholder proposals that urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases]" and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities"); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems); *The Dow Chemical Company* (avail. Feb. 13, 2004) (excluding proposal requesting a report on certain toxic substances, including "the reasonable range of projected costs of remediation or liability"). In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to an evaluation of risks and liabilities. Because the Proposal calls for a report evaluating the economic and financial implications of certain risks and liabilities incident to the Company's business, it too is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). We recognize that the Staff has concluded that certain proposals relating to the manufacture or sale of genetically engineered products may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances.[10] Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it encompasses ordinary business matters. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Because the proposal in *Newmont Mining* clearly requested a report on an aspect of the company's ordinary business operations – *i.e.*, the financial risks and environmental liabilities associated with its operations – it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues. *See, e.g., The Walt Disney Company* (avail. Dec. 15, 2004) (although proposal mentioned executive compensation, the "thrust and focus" of the proposal was on the ordinary business matter of the

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10 *See Wal-Mart Stores, Inc.* (avail. Mar. 14, 2003) and *Coca Cola Co.* (avail. Feb. 7, 2000).

nature, presentation and content of programming and film production); *Medallion Financial Corp.* (avail. May 11, 2004) (permitting exclusion of a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value where the proposal appeared "to relate to both extraordinary transactions and non-extraordinary transactions"); *E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

As noted above, the Proposal seeks to micromanage the Company's business by requesting a report on certain ordinary business matters; specifically, the design and operation of internal controls and an assessment of risks and liabilities incident to the Company's business activities. Thus, regardless of whether the context of the Proposal relates to genetically engineered organisms, the thrust and focus on the Proposal relate to ordinary business matters. Accordingly, under well-established precedent, the entire Proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,



Ronald O. Mueller

Attachment

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Margaret Weber, Adrian Dominican Sisters
Sister Mary Anne Rattigan, SC, The Sisters of Charity of Saint Elizabeth
Sister Patricia Kelly, Sisters of Saint Joseph of Philadelphia
Susan Jordan, School Sisters of Notre Dame Cooperative Investment Fund
Sister Gwen Farry, Sisters of Charity of the Blessed Virgin Mary
Mary Kay Kiston, Sisters of St. Joseph of Carondelet, St. Louis Province

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004):"... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals,* Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

498 words excluding title 111904

received 11-22-04



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriansisters.org

Portfolio Advisory Board

November 19, 2004 Dina

RECEIVED
NOV 23 2004
T.S. Van Dam

William Stavropoulos, Chairman
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

The Adrian Dominican Sisters and other members of the Interfaith Center on Corporate Responsibility thank you for your letter of November 3, and the October 29th letter from Mssrs. Biltz, Siggelko and Shurdut. We also appreciate that Mr. Siggelko joined in our most recent dialogue call. We remain deeply concerned, however, that Dow is not being fully transparent with all shareholders about the potential environmental liabilities and uncertainties surrounding genetically engineered seed.

Dow's *Guiding Principles for Biotechnology* state, *We will inform the public about relevant benefits, risks, and potential implications of our biotechnology products and processes, and encourage others to do the same.* Yet at this time Dow is not willing to disclose either the trait or location of previous test plots of plant made pharmaceuticals. Dow is not willing to disclose to all shareholders its decision to cease use of corn for plant-made pharmaceuticals.

As we have stated previously, there is international concern about the unknown effect of transgenics on Centers of Origin. Corn is a cultural, spiritual and agronomic cornerstone to the Mexican people. Dow currently has a short-term commercial focus on non-transgenic corn in Mexico, but has applied for registrations for import approval of its transgenic Herculex.

The recent report of the Commission for Environmental Cooperation of North America, *Maize and Biodiversity, the Effects of Transgenic Maize in Mexico*, has as one of its recommendations that all transgenic corn imported into Mexico be milled at port of entry. It is not apparent how Dow will respond to this precautionary recommendation. Nor is it apparent how Dow is prepared to address the numerous issues if Dow's patented DNA is found in the Center of Origin. Given that replanting of seed is integral to Mexican agriculture, how Dow will pursue its patent rights is of great interest to shareholders and to the public. Dow thus far has not disclosed to investors what mechanisms of accountability and transparency will be operative as the company proceeds with research on transgenics with the Mexican government.

Our next discussion, December 10,th comes after the deadline for submitting a shareholder proposal. Thus, the Adrian Dominican Sisters hereby submit the enclosed shareholder resolution, *Genetically Engineered Seed*, to the company for inclusion in the proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Adrian Dominican Sisters are beneficial owners of over $2000 value of Dow stock, and have held that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

We remain committed to dialogue and to the possibility of withdrawing this proposal based on progress of our discussions.

Sincerely,



Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters

cc: Leslie Lowe, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR

ComericA

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 17, 2004

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS SHAREHOLDER ACCOUNT ACCOUNT # 02-01-100-0291730

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 300 shares of DOW CHEMICAL CO. common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Karen L. Moncrieff
Vice President
(313) 222-7092

Page: 1 Document Name: Karen is printing again....

```
TA11 ____ __ AC 0291730 BK 02 01 100 AS __ 260543103 NA ______ ______ TH ______
K1 ____________________ MG ____ K2 5200070772015                  ____ ID
11/16                                                                  15:05
                     - LOT DETAIL -
ADRIAN DOM SIS-SHAREHOLDER ACT          DOW CHEMICAL CO

PRIN CASH        56,539.07              PRICE          48.90000   11/15/04
YTD ST GL           462.24              INC RATE         1.340000000
YTD MT GL              .00              WRITE DOWN 2 LIFO
YTD LT GL              .00              INV 176 DIRECTED BY CUSTOMER
ADM 043 KAREN MONCRIEFF                 RS 12  WH 12 UNT           300.0000
 ACQ-DT     LOT-NO    CB    INVEST    FED/STATE       UNITS/COST    UNREALIZED
11/09/98  1998313000  0                9,945.00         300.0000        4,725 P
                                                         33.150
   *** TOTAL ***        9,945.00
```

Date: 11/16/ 4 Time: 03:05:12 PM

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004):"... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals*, Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

498 words excluding title 111904

Received 11/21/04


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED
NOV 24 2004
T.S. Van Dam

November 18, 2004

Mr. William S. Stavropoulus, CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 943214

Dear Mr. Stavropoulus,

The Sisters of Charity of Saint Elizabeth are deeply concerned about potential risks associated with activities harmful to human health and the environment. We believe there may be such risks associated with our Company's production of genetically modified organisms. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors review the Company's internal controls related to potential adverse impacts associated with genetically modified organisms as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 100 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Adrian Dominican Sisters for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Mary Anne Rattigan SC

Sister Mary Anne Rattigan, SC
Coordinator of Corporate Responsibility

Enc
SMAR/eg


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

OFFICE OF ASSISTANT GENERAL SUPERIOR
MRATTIGAN@SCNJ.ORG

973.290.5404
973.290.5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004):"... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals*, Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

498 words excluding title 111904

Received 11/29/04

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Return Receipt Requested

November 24, 2004

William Stavropoulos, Chairman
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

RECEIVED
NOV 29 2004
T.S. Van Dam

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Mr. Stavropoulos:

As a faith based investor and a member of the Interfaith Center on Corporate Responsibility, the Sisters of St. Joseph of Philadelphia continue to be concerned about activities harmful to human health and the environment. This is particularly true with the safety of genetically engineered foods.

Although we sincerely appreciate the communications our company has offered through letters and dialogue, we feel that Dow is not being fully transparent about the potential environmental liabilities and uncertainties surrounding genetically engineered seed. Therefore, we are co-filing the *Genetically Engineered Food* resolution with the primary filer, the Adrian Dominican Sisters represented by Margaret Weber.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 100 shares of Dow Chemical Company stock, which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares in the company through the company's shareholder meeting.

We are open to the possibility of withdrawing this proposal based on progress in dialogue.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

Cc: Margaret Weber, the Adrian Dominican Sisters of Saint Joseph
Leslie Lowe, Interfaith Center on Corporate Responsibility

Morgan Keegan

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

November 18. 2004

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: Dow Chemical Co.

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph own 100 shares of Dow Chemical Co. purchased as follows and the shares are held in the referenced account(s) at Morgan Keegan & Co., Inc.:

Fournier Retirement Account Inc. (Gift Account), Account #01452200

Shares	Purchase Date
100	10/16/02

If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,



Carolyn LaRocco, CFP, CIMA
Senior Vice President

Enclosure: Portfolio Appraisal

Cc: Kathleen Coll, ssj
Sisters of Saint Joseph, Philadelphia

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004):"... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals*, Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

498 words excluding title 111904

received 11/29/04



School Sisters of Notre Dame Cooperative Investment Fund

Social Responsibility Office
336 East Ripa Avenue St. Louis, MO 63125-2800 Phone/Fax 314-638-5453 E-mail: SuMaJor@aol.com

November 24, 2004

RECEIVED
NOV 29 2004
T.S. Van Dam

William Stavropoulos, Chairman
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

As you know, religious investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. It is our conviction that our economic behavior must show concern for the good of the human family.

We have followed with great interest and significant concern the issue of genetically engineered seeds and the food products which contain GE ingredients. I have been part of recent dialogue calls with Dow representatives. We were hoping that Dow would be more transparent with all shareholders about potential environmental liabilities and uncertainties surrounding genetically engineered seed.

At this time Dow is not willing to disclose either the trait or location of previous test plots of plant-made pharmaceuticals, nor is Dow willing to disclose to all shareholders the decision to cease use of corn for plant-made pharmaceuticals. In addition, Dow has not disclosed to investors what plans for accountability and transparency will be operative as the company proceeds with research on transgenics with Mexico. While Dow currently has a short-term commercial focus on non-transgenic corn in Mexico, Dow has applied for registrations for import approval of its transgenic Herculex.

Because of our ongoing concerns and because our next discussion on December 10 comes after the deadline for submitting a shareholder proposal, we are joining other shareholders in asking that the Board review and report to shareholders by November 2005 on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including: the adequacy of current post-marketing monitoring systems; the adequacy of plans for removing GE seed from the ecosystem should circumstances so require; the possible impact on all Dow seed products integrity; and the effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 100 shares of Dow Chemical Company stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Adrian Dominican Sisters in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We continue to be committed to dialogue and to the possibility of withdrawing this proposal depending on the progress of our discussions.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Representative for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund



STATE STREET.
For Everything You Invest In

David Renteria
Vice President

Institutional Investor Services
633 West Fifth Street, 12th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

November 24, 2004

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
Dow Chemical Company	100	Held for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David R

cc: Sister Joanna Illg

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004):"... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals*, Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

498 words excluding title 111904



Sisters of Charity, BVM • BVM Center • 1100 Carmel Drive • Dubuque, Iowa 52001

(319) 588-2351

November 26, 2004

RECEIVED
NOV 29 2004
T.S. Van Dam

William Stavropoulos, Chairman and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

As shareholders of Dow Chemical Company, we, the Sisters of Charity of the Blessed Virgin Mary are concerned about the safety of genetically engineered foods, the adequacy of plans for removing GE seed from the ecosystem if necessary, and the effectiveness of risk management processes for different environments and agricultural systems in which GE seeds are being tested. As the authorized representative of our Congregation, I was present during the most recent dialogue call with members of the Interfaith Center on Corporate Responsibility and members of Dow, including Mr. Siggelko. We were especially concerned about the apparent reluctance of Dow to disclose to all shareholders its decision to cease use of corn for plant-made pharmaceuticals, as well as Dow's lack of transparency regarding potential environmental liabilities.

The Sisters of Charity, BVM are the owners of 100 shares of Dow common stock held for over a year. We will retain this stock at least through the date of the annual meeting. Verification of ownership is enclosed.

I am authorized to notify you of our intention to co-file the shareholder proposal being submitted by the Adrian Dominican Sisters of Adrian, Michigan for consideration and action by the shareholders at the 2005 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Margaret Weber, Coordinator of Corporate Responsibility, Adrian Dominican Sisters is the contact person for this resolution: 1257 E. Sienna Heights Drive, Adrian, MI 49221; mweber@adriandominicans.org or weber@igc.org 517-266-3521. Please address any correspondence regarding the sisters of Charity, BVM to me at the address below.

We are open to the possibility of withdrawing this proposal pending the outcome of our scheduled dialogue.

Sincerely,

Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of charity, BVM
205 W. Monroe
Chicago, IL 60606


DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

1398 CENTRAL AVENUE • P.O. BOX 778 • DUBUQUE, IA 52004-0778
PHONE (563) 589-2000 • TOLL FREE (800) 397-2000 • FAX (563) 589-2011

October 19, 2004

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account #50695-7

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Dow Chemical common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,



Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmv

cc: Margaret Mary Cosgrove, BVM

Genetically Engineered Seed
Dow 2005

Whereas:
Disclosure of material information is a fundamental principle of our capital markets. Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

SEC reporting requirements include disclosure of environmental liabilities and of trends and uncertainties that the company reasonably expects will have a material impact on revenues. Company directors and officers must proactively identify and assess trends or uncertainties that may adversely impact their revenues and disclose the information to shareholders. Public companies are now required to establish a system of controls and procedures designed to ensure that financial information required to be disclosed in SEC filings is recorded and reported in a timely manner.

Whereas:
Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products.

According to *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (National Academy of Sciences [NAS] 7/2004): "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)

USDA (APHIS) does not have the authority under current regulations to impose conditions on the use of biotech crops once they have been "deregulated" and cannot require biotech developers to monitor those crops' impact on the environment post-approval. (*Issues in the Regulation of Genetically Engineered Plants and Animals*, Pew Initiative on Food and Biotechnology (April, 2004)

The report *Biological Confinement of Genetically Engineered Organisms* (NAS 1/2004) states: "It is possible that some engineered genes that confer pest resistance or otherwise improve a crop plant might contribute to the evolution of increased weediness in wild relatives—especially if the genes escape to an organism that already is considered a weed." (p. 3) Weed resistance to herbicides used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

Gone to Seed (Union of Concerned Scientists) reports that genetically engineered DNA is contaminating U.S. traditional seed stocks, of corn, soybeans and canola ... if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.

Dow does not include risks associated with genetically engineered organisms in its financial reporting.

Resolved: That shareholders request the board of directors to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

Received 11/29/04



SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

Province Leadership Team

November 24, 2004

Jina

RECEIVED
NOV 29 2004
T.S. Van Dam

William Stavropoulos, Chairman
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Dr. Stavropoulos:

As shareholders, we appreciate your recent communications with members of the Interfaith Center on Corporate Responsibility.

Investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. As shareholders, it is our conviction that Dow must behave in ways that show concern for the good of the entire human family. Faith communities measure the global economy not only by what it produces, but also by its impact on the environment and whether it protects the dignity of human persons.

We are concerned that Dow is not being fully transparent with all shareholders about the potential environmental liabilities and uncertainties surrounding genetically engineered seed. Dow's *Guiding Principles for Biotechnology* state; *We will inform the public about relevant benefits, risks, and potential implications of our biotechnology products and processes, and encourage others to do the same*. Yet at this time Dow is not willing to disclose either the trait or location of previous test plots of plant made pharmaceuticals. Dow is not willing to disclose to all shareholders its decision to cease use of corn for plant-made pharmaceuticals.

As you are aware, there is international concern about the unknown effect of transgenics on Centers of Origin. Corn is a cultural, spiritual and agronomic cornerstone to the Mexican people. Dow currently has a short-term commercial focus on non-transgenic corn in Mexico, but has applied for registrations for import approval of its transgenic Herculex.

Given that replanting of seed is integral to the culture of Mexican agriculture, how Dow will pursue its patent rights is of interest to shareholders and to the public. Dow thus far has not disclosed to investors what mechanisms of accountability and transparency will be operative as the company proceeds with research on transgenics with the Mexican government.

William Stavropoulos, Chairman
November 24, 2004
Page 2

The Sisters of St. Joseph of Carondelet, St. Louis Province, join the Adrian Dominican Sisters and others in co-filing the enclosed shareholder resolution, *Genetically Engineered Seed,* to the company for inclusion in the proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Sisters of St. Joseph of Carondelet, St. Louis Province, own 200 shares of Dow Chemical stock, and have held that stock for more than one year. Proof of ownership is enclosed. We intend to hold the stock at least through the date of the 2005 annual shareholder meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Please note that the contact person for this resolution is:
Margaret Weber, Coordinator of Corporate Responsibility, Adrian Dominican Sisters; email: mweber@adriandominicans.org.
Send any materials for the filers of the resolution to me, to all filers and to Margaret Weber as the contact person.

We hope that the Board of Directors will agree to support and implement this shareholder resolution. We remain committed to dialogue and to the possibility of withdrawing this proposal based on progress of discussions with members of the Interfaith Center on Corporate Responsibility.

Sincerely,



Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet

Note: Sent via fax to 989-636-1830 and via FedEx

cc: Leslie Lowe, Interfaith Center on Corporate Responsibility
Julie Wokaty, Interfaith Center on Corporate Responsibility

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN THE CITIES OF NEW YORK AND BOSTON

CUSIP 260543 10 3

SEE REVERSE FOR CERTAIN DEFINITIONS

HERBERT H. DOW

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

THE DOW CHEMICAL COMPANY

CERTIFICATE NUMBER	ACCOUNT NUMBER	REFERENCE NUMBER	NUMBER OF SHARES
SISI E 261254	3900 10 00116 0186	0201745	*200*

This certifies that

SISTERS OF ST JOSEPH OF ****200********
CARONDELET ****200********
OFFICE OF THE TREASURER ****200********
6400 MINNESOTA AVENUE ****200********
ST LOUIS MO 63111 2007 ****200********

is the owner of

TWO HUNDRED

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK OF *The Dow Chemical Company* *(hereinafter called the "Company") transferable on the books of the Company by the holder hereof in person or by [illegible] endorsed. This certificate is [illegible] Registrar. Witness the seal of the Company and the signatures of its duly authorized officers.*

COMMON STOCK

THE DOW CHEMICAL COMPANY CORPORATE SEAL 1947 DELAWARE

Dated: JUN 16 2000

SECRETARY.

CHIEF EXECUTIVE OFFICER.

Countersigned and Registered:
EquiServe Limited Partnership
Transfer Agent and Registrar
By
Authorized Signature

DOW



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) 989 • 638-1740

December 13, 2004

Via Facsimile 517-266-3524
Original to Follow via Registered Mail
 # RR 099 724 170 US

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Sienna Heights Drive
Adrian, MI 49221

Stockholder Proposal of the Sisters of St. Joseph of Philadelphia

Dear Ms. Weber:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the Sisters of St. Joseph of Philadelphia that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for the company to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the Sisters of St. Joseph of Philadelphia are owners of 100 shares of TDCC. Your letter includes a statement that the Sisters of St. Joseph of Philadelphia intend to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a letter from Morgan Keegan verifying the Sisters of St. Joseph's stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S Van Dam /gt

Tina S. Van Dam

cc Sister Patricia Kelly, SSJ, Sisters of St. Joseph



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) 989 • 638-1740

December 13, 2004

Via Facsimile 517-266-3524
Original to Follow via Registered Mail
 # RR 099 723 727 US

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Sienna Heights Drive
Adrian, MI 49221

Stockholder Proposal of the Sisters of Charity, BVM

Dear Ms. Weber:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the Sisters of Charity, BVM that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for the company to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the Sisters of Charity , BVM are owners of 100 shares of TDCC. Your letter includes a statement that the Sisters of Charity of Saint Elizabeth intend to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a letter from Dubuque Bank & Trust verifying the Sisters of Charity, BVM, stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S Van Dam/gi

Tina S. Van Dam

cc Sister Gwen Farry, BVM



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 · 636-2663
(FAX) **989 · 638-1740**

December 13, 2004

Via Facsimile 314-638-5453
Original to Follow via Registered Mail
 # RR 099 723 656 US

Susan Jordan, SSND
Social Responsibility Representative for the
Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Stockholder Proposal of School Sisters of Notre Dame Cooperative
Investment Fund

Dear Ms. Jordan:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the School Sisters of Notre Dame Cooperative Investment Fund that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for the company to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the School Sisters of Notre Dame Cooperative Investment Fund are owners of 100 shares of TDCC. Your letter includes a statement that the Fund intends to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a letter from State Street verifying the Sisters stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S. Van Dam

Tina S. Van Dam

Cc Margaret Weber (Adrian Dominican Sisters)



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) 989 • 638-1740

December 13, 2004

Via Facsimile 517-266-3524
Original to Follow via Registered Mail
 # RR 099 723 713 US

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Sienna Heights Drive
Adrian, MI 49221

Stockholder Proposal of the Sisters of St. Joseph of Carondelet

Dear Ms. Weber:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the Sisters of St. Joseph of Carondelet that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for the company to review and report to shareholders by November 2005, on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the Sisters of St. Joseph of Carondelet are owners of 200 shares of TDCC. Your letter includes a statement that the Sisters of St. Joseph of Carondelet intend to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a copy of the Sisters of St. Joseph of Carondelet's stock certificate verifying its stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,



Tina S. Van Dam

cc Mary Kay Liston, Sisters of St. Joseph of Carondelet

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Dow Chemical Company

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by the Adrian Dominican Sisters, the Sisters ofCharity of St. Elizabeth, the Sisters of St. Joseph of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of the Blessed Virgin Mary, the Sisters of St. Joseph of Carondelet (St. Louis Province) and the Sisters of Mercy Regional Community of Detroit Charitable Trust (who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Dow Chemical Company (hereinafter referred to either as "Dow" or the "Company"), and who have jointly submitted a shareholder proposal to Dow, to respond to the letter dated January 4, 2005, sent to the Securities & Exchange Commission by Gibson Dunn & Crutcher on behalf of the Company, in which Dow contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Dow's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal asks the Company to report on how it mitigates impacts arising from its involvement with the production of genetically engineered organisms.

BACKGROUND

Dow is actively engaged in using genetic engineering in connection not only with seed production, but also with the growing of pharmaceutical plants. Thus, its website www.dow.com/plantbio/grow/therap states, *inter alia*, under the heading "Why Dow":

> Dow, through Dow AgroSciences, has on the market today numerous transgenic crops, and the company has earned outstanding track records in both transgenic crop production and pharmaceutical production.

That website discusses extensively the "growing of pharmaceuticals in plants" and Dow's importance in the development of this new field. In another portion of the website, www.dow.com/plantbio/grow/plant, Dow states:

> Dow has a pipeline of client biopharmaceutical products in various stages of production. We are successfully using the plant transgenic technology available to Dow to deliver products to customers in the pharmaceutical industry.

In additional to its use of genetic engineering for pharmaceuticals, Dow also produces genetically engineered seeds. The website, www.dowagro.com, operated by Dow's agricultural division, has a section entitled "About Herculex I" which states:

> Herculex™ I Insect Protection is a new family of insect-protection traits developed in a research collaboration between Dow AgroSciences and its affiliate Mycogen Seeds and Pioneer Hi-Bred International.
>
> These genetic traits will be among the most advanced new traits to appear in the market. Herculex I *Insect Protection* is the first product commercially available from this family of traits. Future products currently under development will offer even more insect-protection options.

RULE 14a-8(i)(3)

The Company argues that shareholders would be unable to understand what has been requested when the request is for a report describing the controls that the Company has instituted in order to prevent adverse impacts from its genetically grown pharmaceuticals and seeds. Merely to state Dow's argument is to refute it. The use of the word "internal" neither adds nor detracts from the request for a description of the Company's own plan of protection. Furthermore, none of the authorities relied upon by Dow have even the remotest bearing on the Proponents' shareholder proposal. In *Safescript Pharmacies, Inc.* (February 27, 2004) the ambiguity was which of two possible methods was being requested. In the instant case there is no such ambiguity since the information being requested pertains to the Company's own existing plans to protect the public. Similarly in *Kroger Co.* (March 19, 2004) the request was for a report based on guidelines, but what those guidelines consisted of was not revealed in the proposal. No such difficulty exists here, where the request is for Dow's existing plans. Similarly, the various references and citations to internal financial controls are equally inapposite. The proposal does not request Dow to institute any new internal controls, but rather to describe its existing controls. Hardly ambiguous. (We note in passing that a Lexis search of the SEC Rules in the CFR lists 19 documents containing the term "internal control", and therefore conclude that if the term is ambiguous in the Proponents' shareholder proposal we must assume that certain of the Commission's own rules must be vunerable to a similar attack.)

The underlying defect in the Company's argument is that it has deliberately misread the proposal. The Company asserts (carryover sentence on pages 3-4 of its letter) that [w]ith respect to the Proposal, there are at least three possible standards" of internal controls. This is untrue since the proposal does not request the institution of new controls but rather a report on the effectiveness of existing controls.

RULE 14a-8(i)(7)

Once again the Company misreads the proposal. Contrary to what is claimed in the summary of the proposal in the first full paragraph on page 5 of Dow's letter, the proposal deals neither with "the design and operation of internal controls" nor with "an assessment of risks and liabilities". On the contrary, the proposal asks for a report on how the Company protects against the "potential adverse impacts associated with genetically engineered organisms".

In addition, Dow seems to conflate internal controls needed for financial reporting with controls needed to protect the public from the dangers inherent in growing pharmaceutical plants. Since the two are totally different, the Company's argument is simply not relevant to the Proponents' shareholder proposal. What is relevant is that the Staff has consistently held that, because of their inherent potential for danger to the public, the exclusion in (i)(7) is inapplicable to not only to proposals on genetic engineering presented to developers of genetically engineered products (*E.I. du Pont DE Nemours and Company* (March 3, 2002)) such as the Company, but even to users of such products. Indeed, arguments similar to those made by Dow have been made by numerous issuers and consistently rejected by the Staff. See *Wal-Mart Stores, Inc.* (March 14, 2003); *The Kroger Co.* (April 12, 2002); *The Kroger Co.* (April 12, 2000); *PepsiCo, Inc.* (January 24, 2000); *Bestfoods* (February 12, 2000); *The Coca-Cola Company* (February 7, 2000); *Kellogg Company* (March 11, 2000); *McDonald's Corporation* (March 22, 2000); *Philip Morris Companies Inc.* (February 9, 2000); *The Quaker Oats Company* (March 28, 2000); *Safeway Inc.* (March 23, 2000); *Sysco Corporation* (August 30, 2000).

For a detailed statement as to why such proposals raise significant policy issues, please see the letter from the undersigned on behalf of the proponents in *PepsiCo, Inc.* (January 24, 2000). Although that argument pertained only to genetically engineered seeds, we note that genetically engineered pharmaceutical plants are thought to raise even more serious environmental hazards.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Ronald O. Mueller
All Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

The proposal requests the board to prepare a report to shareholders on Dow Chemical's procedures related to potential adverse impacts associated with genetically engineered organisms that includes information specified in the proposal.

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser